EX-3.6
     CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

                       Certificate of Amendment to
                        Articles of Incorporation
                      For Nevada Profit Corporation
      (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.  Name of corporation: Justwebit.com, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Article IV: Stock.  The aggregate number of shares which the corporation shall have authority to issue is 250,000,000 shares
at a par value of .001 per share.    All stock when issued shall
be fully paid and non-assessable.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 27,316,644 *

4.  Officer Signature (Required)


/s/  Gregory T. Johnson                  /s/  Gary Borglund
President                                Secretary

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.